SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
      1934 (NO FEE REQUIRED)

                    For the fiscal year ended December 31, 2003

                                        OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (NO FEE REQUIRED)

                    For the transition period from _____to_____

                    Commission file number: 0-10967

A.   Full title of the plan and the address of the plan if different from that of the issuer named below

        FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive
        office:

                          First Midwest Bancorp, Inc.
                          300 Park Boulevard
                          Suite 405, P. O. Box 459
                          Itasca, Illinois 60143-0459

                          Page 1 of 14 Pages
                          Exhibit Index on Page 2

REQUIRED INFORMATION

<u>Financial Statements</u>

Items 1 - 3.

       Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

- Report of Independent Registered Public Accounting Firm
- Statements of Assets Available for Benefits
- Statements of Changes in Assets Available for Benefits
- Notes to Financial Statements
- Supplemental Schedule

Exhibits

	Sequentially Numbered Page
Certification	13
Consent of Ernst & Young LLP	14

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of the year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 9, 2004

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Assets Available for Benefits

December 31, 2003 and 2002

		2003		2002
ASSETS				
Cash	$	1,953,825	$	3,094,209
Investments, at fair value		122,336,703		98,405,478
Receivables:				
Accrued investment income		460,654		393,308
Total receivables		460,654		393,308
Assets available for benefits	$	124,751,182	$	101,892,995

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Investment Income (loss):		
Dividends	$ 1,696,754	$ 1,463,287
Interest	205,712	284,751
Net appreciation (depreciation)		
(realized and unrealized) in fair value of investments	17,791,146	(9,657,376)
Total investment income (loss)	19,693,612	(7,909,338)
Contributions:		
Employer	4,140,262	3,802,801
Participants	3,854,173	3,449,384
Total contributions	7,994,435	7,252,185
Other income	6,177	-
Total additions (deductions)	27,694,224	(657,153)
Reductions:		
Benefits and distributions to participants	4,829,537	8,685,858
Other payments	6,500	5,075
Other reductions	-	101,093
Total reductions	4,836,037	8,792,026
Change in net assets	22,858,187	(9,449,179)
Assets available for benefits, beginning of year	101,892,995	111,342,174
Assets available for benefits, end of year	$ 124,751,182	$ 101,892,995

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

Contributions and Benefit Payments

The Company's contribution to the Plan during 2003 and 2002 included a matching contribution of $2.00 for each $1.00 of the first 1% of eligible participant compensation and an annual discretionary contribution of up to an additional 6% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

On January 1, 2002, the maximum participant deferral was increased from 10% to 15% of eligible compensation.

Contributions by participants of up to 15% of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code (the Code) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan.

In November 2001, the ESOP Fund was added to the Plan. On December 27, 2001, shares of the Company's common stock, that were held in the FMBI Stock Fund, that related to Company discretionary contributions to participants' accounts, were transferred to the ESOP fund.

On January 1, 2002, the portion of participants' accounts related to employee contributions and Company matching contributions invested in the FMBI Stock Fund were transferred to the ESOP Fund. A portion of the Company discretionary contributions were invested in the ESOP Fund; no employee contributions and Company matching contributions were credited to this fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Employees may not elect to transfer from other investment options into the ESOP Fund. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

On June 25, 2002, all funds in the Plan, except for the FMBI Stock Fund and ESOP Fund, were transferred into the Daily Valuation Fund ("Daily Fund"). Thereafter, the funds in the Plan were and still continue to be valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Daily Fund. The Daily Fund enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund). The Daily Fund is held in the trust fund managed by First Midwest Bank ("Bank"). The Bank continues to manage the FMBI Stock Fund and ESOP Fund.

Company contributions are reduced by any forfeitures during the year.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (Trustee), a subsidiary of the Company and a party-in-interest.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Investments are reported at fair value, which, except for common trust funds, short-term investments and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption value. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $6,500 and $5,075 were paid by the Plan's loan account for the years ended December 31, 2003 and 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

3. Investments

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by:

	Net Appreciation (Depreciation) in Fair Value During the Year Ended December 31,	
	2003	**2002**
Fair value as determined by quoted market price:		
U.S. Government and government agency securities	$ -	$ (50,855)
Common stocks	10,452,928	(5,417,717)
Corporate bonds, debentures and notes	-	(34,800)
Mutual funds	1,889,189	(924,350)
Common trust funds	5,449,029	(3,229,654)
	$ 17,791,146	$ (9,657,376)

Dividends received by the Plan on First Midwest common stock during 2003 and 2002 amounted to $1,551,275 and $1,382,081, respectively. Net appreciation (depreciation) on First Midwest Common Trust Funds amounted to $5,449,029 and ($3,229,654) for the year ended December 31, 2003 and 2002, respectively.

As of December 31, 2003 and 2002, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,	
	2003	**2002**
Goldman Sachs Financial Square Prime #462	$ 10,661,956	$ 9,911,186
First Midwest Bancorp, Inc. Common Stock: (1,964,540 shares at December 31, 2003 and 1,937,826 shares at December 31, 2002)	$ 63,518,788	$ 51,729,256
First Midwest Employee Benefit Large Cap Equity Fund: (1,145,587 units at December 31, 2003 and 1,148,822 units at December 31, 2002)	$ 23,937,726	$ 18,974,574
First Midwest Employee Benefit Fixed Income Fund: (701,784 units at December 31, 2003 and 718,929 units at December 31, 2002)	$ 12,576,604	$ 12,508,081

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

4. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, income of the related trust is exempt from tax under Section 501(a) of the Code.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

6. Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefits that are payable to participants but have not been paid to them at the Plan year end. This amount was $340,464 for 2003 and $137,996 for 2002. In accordance with accounting principles generally accepted in the United States, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2003

a. (Note)	b. Identity of Issue	c. Description: Maturity Date	c. Description: Interest Rate	c. Description: Par Value/ Number of Shares	d. Cost	e. Current Value
SHORT-TERM INVESTMENT						
	Short-Term Investment Fund: Goldman Sachs Financial Square Prime Fund #462		.940%		$ 10,661,956	$ 10,661,956
COMMON STOCK						
*	First Midwest Bancorp, Inc.			1,964,540	19,776,747	63,518,788
COMMON TRUST FUNDS						
*	First Midwest Employee Benefit Large Cap Equity Fund			1,145,587	20,819,045	23,937,726
*	First Midwest Employee Benefit Fixed Income Fund			701,784	10,786,937	12,576,604
*	First Midwest Employee Benefit Mid Cap Equity Fund			11,137	122,515	143,089
					31,728,497	36,657,419
MUTUAL FUNDS						
	Vanguard Total Index Admiral Fund			119,406	2,976,038	3,103,369
	Vanguard Small Cap Admiral Fund			91,349	1,754,617	2,064,498
	Fidelity Advisor Diversified International Fund			99,035	1,333,141	1,581,586
	Pimco Low Duration II Fund			59,152	590,711	581,465
	Pimco High Yield Inst Fund			107,758	1,004,897	1,052,795
	Columbia Acorn Fund			31,334	588,178	706,893
	Vanguard Index Mid Cap Stock Investors Fund			48,352	572,033	634,859
	Vanguard Portfolio 36 - GNMA			30,421	323,829	319,422
					9,143,444	10,044,887
LOANS TO PARTICIPANTS						
	Participants Loans	Various	7% - 11%		-	1,453,653
					$ 71,310,644	$ 122,336,703

NOTE: An asterisk in column a. denotes an investment in an entity, which is a “party-in-interest” as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Date: June 18, 2004   **/s/ Michael L. Scudder**
Michael L. Scudder
Member, Plan Committee and Principal Financial and
Accounting Officer of First Midwest Bancorp, Inc.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25136) pertaining to the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan of our report dated June 9, 2004 with respect to the financial statements and schedule of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/Ernst & Young LLP

Chicago, Illinois
June 18, 2004